Contact

www.linkedin.com/in/sayyid-
ali-018b86130 (LinkedIn)

Top Skills

OpenGL

Java

C++

Sayyid Ali

Forbes 30 Under 30 | Backed by Google | Lead Developer at PeduL
Techstars 2022

Hillside, New Jersey, United States

Experience

Techstars

Co-Founder and CTO at PeduL

December 2021 - Present (2 years 4 months)

Denver, Colorado, United States

PeduL is proud to announce that we accepted an invitation to into the
Techstars Workforce Development Accelerator. As of 2019, Techstars portfolio
companies have a combined market capitalization of $18.2 billion USD. Fewer
than 1% of applicants are accepted. Techstars is invested in the lifelong
impact entrepreneurs have on the world, so they empower founders to make
connections that last a lifetime. Techstars helps entrepreneurs #DoMore
Faster.

PeduL

Co-Founder, CTO, and Lead Software Developer

February 2019 - Present (5 years 2 months)

Newark, New Jersey

PeduL is on a to mission inform and inspire the process of career discovery,
self-discovery and the pursuit of purpose by intersecting entertainment and
tech. We are a media company that leverages edutainment to power a tech-
enabled marketplace that connects employers to job seekers.

The truth is - companies know how to market to consumers. They suck at
marketing to candidates, although they yearn for relevance and connection
with an ever-distracted and evolving workforce. Candidates desire exposure
to different opportunities and want that exposure through mediums that meet
them where they are.

Our superpower is our ability to build trust between Corporate America and
Gen Z through meaningful content that humanizes the people BEHIND the
logos. The brains BEHIND the brands. We're digital bridge builders - bridging
the wide gap between Marketing and HR.

Our unique offerings build brand trust among a wider audience of candidates, leading to higher quality applications, higher retention rates, lower attrition and more satisfied employees.

Our platform has helped emerging talent across the country earn internships, scholarships and career opportunities at companies like Paramount, Audible, Synchrony Bank and many more.

Currently:
- Listed on Forbes 30 Under 30
- Backed by NY Jets & Visa
- Backed by Google
- Techstars 2021
- Lead Programmer

––––––

Education

New Jersey Institute of Technology
Bachelor's degree, Information Technology · (2013 - 2017)